

January 7, 2011

Nicholas Sorge, Sr.
Principal Executive Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, NY 11713

> **Re: Empire Global Gaming, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 29, 2010**
> **File No. 333-169531**

Dear Mr. Sorge:

We have reviewed your responses to the comments in our letter dated December 15, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 3

Our Business, page 3

1. Please revise your disclosure to explain how you will contract with casinos for the use of your patented games and receive monthly royalty payments. Please discuss, for example, who will manufacture and sell the gaming tables related to the licenses and what the expected material terms of the contracts will be, including duration.

2. Please balance your disclosure in the fifth paragraph to clarify that while you expect to contract with each of the casinos in Atlantic City, you may not be able to enter into contracts with any or all of them.

3. Please tell us why you are basing your expected monthly royalty payments on rental rates for various casino products. To the extent you expect to generate revenue by renting your products to casinos, please revise accordingly. Otherwise, please explain why the rental market is a reasonable basis for your expected royalty payments.

Use of Proceeds, page 15

4. We note your response to our prior comment 8 and reissue in part. We note that the 25% column of the Use of Proceeds table does not allocate any proceeds to Legal – Gaming Licenses. Please reconcile this Use of Proceeds allocation with your proposed plan of operations which is dependent upon your licensed roulette games obtaining approval

from the various prominent gaming control boards. Alternatively, if an alternate plan of operations will be pursued at a funding level below 50%, please revise the Prospectus Summary section on page 3, the Company Overview, Business Development, History and Organization section on page 25, the Plan of Operations – In General section on page 27, and the Business Strategy section on page 30 accordingly.

Description of Business, page 25

Company Overview, Business Development, History and Organization, page 25

5. Please revise the first and fourth paragraphs respectively to remove the phrase "which are described in a catalog appearing on the Company's website." The principle products and services of your ancillary gaming products line of business should be described in this prospectus. Refer to Item 101(h)(4) of Regulation S-K.

6. In the fifth paragraph, please delete the last sentence which discloses the website of ACEM.

Plan of Operations – In General, page 27

7. We note your response to our prior comment 12 and your disclosure that management is unable to predict a precise timeline. Please disclose your expectations regarding the time it will take to file the applications, receive approval, commence marketing and sales and generate revenues in this line of business. To the extent your disclosure is based on management's current estimates and the actual timing may vary from your expectations, please include disclosure to that effect.

8. We note that licensing of your patent roulette games in the State of Nevada will only be pursued if 75% of the funding is achieved. If alternate plan of operations will be pursued at different funding levels (25%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operations. Please also revise the Prospectus Summary accordingly.

Patents, page 28

9. Please revise the third paragraph to be consistent with the disclosure in the fifth paragraph of the Prospectus Summary section on page 3.

Cash Flows and Capital Resources, page 32

10. We note your response to our prior comment 16 and reissue in part. Your long term financing disclosure is limited to the amount necessary to "continue minimum ongoing operations." Please revise to clarify your expected long term financing requirements which are necessary to fully implement your business plan and the timing of such demands. If long term financing beyond the maximum aggregate amount of this offering will be required to fully implement your business plan, please quantify. Please also revise the first risk factor on page 7 accordingly.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

11. We note your revisions made in response to prior comments 18 and 19. It appears you have inadvertently duplicated the explanatory paragraph in the audit report. As such, please delete the third paragraph in its entirety, which is a duplicate of the corrected fifth paragraph. In this regard, there should only be four paragraphs in this audit report.

Age of Financial Statements

12. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

13. We have reviewed your response to prior comment 22 and are unable to locate any revisions. The amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. In this regard, we note the accountant's consent continues to be dated November 9, 2010, whereas Amendment No. 3 to the Form S-1 Registration Statement was filed on December 29, 2010. The next amendment (i.e., No. 4) should contain a currently dated accountants' consent that coincides with or is near the amendment filing date. In addition, the paragraph disclosure should be updated to refer to the most recent amendment and its filing date. The current accountants' consent is no longer effective.

Signature Page, II-6

14. Please revise your signature page to ensure that the registrant and other signatories sign prior to or as of the date of filing. We note that Amendment No. 3 to the Form S-1/A was filed on December 29, 2010 but that the registrant and other signatories signed as of December 7, 2010 which was the date of filing of Amendment No. 2 to the Form S-1/A.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Henry C. Casden
     Attorney at Law
     Fax: (760) 406-5799